UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Aviat Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

41457P106
(CUSIP Number)

MARK MITCHELL
RAMIUS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7988

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,882,929
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,882,929
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,882,929
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON RAMIUS OPTIMUM INVESTMENTS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 190,759
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 190,759
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON RAMIUS NAVIGATION MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 133,775
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 133,775
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON COWEN OVERSEAS INVESTMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 321,343
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 321,343
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 133,775
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 133,775
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,775
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 645,877
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 645,877
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 645,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,882,929
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,882,929
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,882,929
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,528,806
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,528,806
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,528,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,528,806
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,528,806
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,528,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,528,806
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,528,806
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,528,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,528,806
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,528,806
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,528,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,528,806
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,528,806
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,528,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,528,806
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,528,806
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,528,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,528,806
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,528,806
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,528,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 41457P106

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,528,806
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,528,806
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,528,806
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 41457P106

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Value and Opportunity Master Fund, Navigation Master Fund, ROIL and COIL were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 4,528,806 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, Navigation Master Fund, COIL and ROIL is approximately $18,158,000, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 14, 2010, the Ramius Group (as defined in the Settlement Agreement) and the Issuer entered into a settlement agreement (the “Settlement Agreement”).  Pursuant to the terms of the Settlement Agreement, the Issuer agreed (i) to include one (1) candidate previously recommended to the Issuer by the Ramius Group, as determined by the Governance and Nominating Committee and the Board (the “Ramius Nominee”), as a nominee as part of management’s slate for election as a director of the Issuer at the Issuer’s 2010 annual meeting of stockholders (the “Annual Meeting”), (ii) to recommend, support and solicit proxies for the election of the Ramius Nominee in the same manner as for the Issuer’s other nominees for election at the Annual Meeting, and (iii) the size of the Board giving effect to the election of directors at the Annual Meeting will not exceed eight (8).  In addition, the Issuer agreed that if the Ramius Nominee resigns or is otherwise unable to serve as a director or is removed for cause, the Ramius Group shall have the opportunity to designate an individual to replace the Ramius Nominee.

Pursuant to the Settlement Agreement, the Ramius Group agreed to vote all of the Shares beneficially owned by it for (i) each of the Issuer’s nominees for election to the Board and (ii) the ratification of the appointment of the Issuer’s independent auditors.  In addition, the Ramius Group agreed, from the date of the Settlement Agreement through the earlier of (a) ten (10) business days prior to the deadline for the submission of stockholder nominations for the Issuer’s 2011 annual meeting of stockholders and (b) one year from the date of the Settlement Agreement, neither it nor any of its Affiliates or Associates (as defined in the Settlement Agreement) under its control or direction will, and it will cause each of its Affiliates and Associates under its control not to, directly or indirectly, in any manner (i) engage in any solicitation of proxies or consents or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the rules or regulations thereunder) of proxies or consents with respect to securities of the Company, (ii) purchase or acquire beneficial ownership of any securities issued by the Issuer if, immediately after taking such action, the Ramius Group would, in the aggregate, collectively beneficially own more than 14.99% of the then outstanding Shares of the Issuer, (iii) form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Shares of the Issuer, other than a “group” that includes all or some lesser number of the members of the Ramius Group, but does not include any other members who were not currently members of Ramius Group as of the date of the Settlement Agreement, (iv) deposit any Shares of the Issuer in any voting trust, (v) control or seek to control the Board, other than through non-public communications with the officers and directors of the Issuer, (vi) make any proposals for consideration by stockholders at any meeting of stockholders of the Issuer or make any public proposals with respect to a merger, acquisition, disposition or other business combination involving the Issuer or any of its subsidiaries, (vii) seek representation on the Board or the removal of any member of the Board, except as provided for in the Settlement Agreement, and (viii) make any request to amend, waive or terminate any provision of the Settlement Agreement, other than through non public communications with the officers and directors of the Issuer that do not trigger any disclosure obligation on the part of any member of the Ramius Group.  The Settlement Agreement shall not limit the ability of any member of the Ramius Group, or its respective Affiliates and Associates, except as otherwise provided in the Settlement Agreement, to vote its Shares on any matter submitted to a vote of the stockholders of the Issuer or limit the ability of the Ramius Group to announce its opposition to any Board approved proposals related to a merger, acquisition, disposition of all or substantially all of the assets of the Issuer or other business combination involving the Issuer.

CUSIP NO. 41457P106

The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the full text of the Settlement Agreement, which is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 59,400,021 Shares outstanding, as of August 27, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on September 9, 2010.

A.	Value and Opportunity Master Fund

(a)	As of close of the close of business on August 15, 2010, Value and Opportunity Master Fund beneficially owned 3,882,929 Shares.

Percentage: Approximately 6.5%.

(b)	1. Sole power to vote or direct vote: 3,882,929
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,882,929
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

B.	Navigation Master Fund

(a)	As of the close of business on August 15, 2010, Navigation Master Fund beneficially owned 133,775 Shares.

Percentage: Less than 1%.

CUSIP NO. 41457P106

(b)	1. Sole power to vote or direct vote: 133,775
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 133,775
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Navigation Master Fund since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

C.	ROIL

(a)	As of the close of business on August 15, 2010, ROIL beneficially owned 190,759 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 190,759
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 190,759
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by ROIL since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

D.	COIL

(a)	As of the close of business on August 15, 2010, COIL beneficially owned 321,343 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 321,343
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 321,343
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by COIL since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

E.	Enterprise Master Fund

(a)	Enterprise Master Fund, as the sole shareholder of Navigation Master Fund, may be deemed the beneficial owner of the 133,775 Shares owned by Navigation Master Fund.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 133,775
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 133,775
4. Shared power to dispose or direct the disposition: 0

(c)
Enterprise Master Fund has not entered into any transactions in the Shares since the filing of Amendment No. 1.  the transactions in the Shares by Navigation Master Fund since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 41457P106

F.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of Navigation Master Fund, the managing member of ROIL and the general partner of COIL, may be deemed the beneficial owner of the (i) 133,775 Shares owned by Navigation Master Fund, (ii) 190,759 Shares owned by ROIL and (iii) 321,343 Shares owned by COIL.

Percentage: Approximately 1.1%.

(b)	1. Sole power to vote or direct vote: 645,877
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 645,877
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 1.  The transactions in the Shares by Navigation Master Fund, ROIL and COIL since the filing of Amendment No. 1 are set forth in Schedule A and are incorporated herein by reference.

G.	Value and Opportunity Advisors

(a)	Value and Opportunity Advisors, as the investment manager of Value and Opportunity Master Fund may be deemed the beneficial owner of the 3,882,929 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 6.5%.

(b)	1. Sole power to vote or direct vote: 3,882,929
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,882,929
4. Shared power to dispose or direct the disposition: 0

(c)
Value and Opportunity Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 1.  The transactions in the Shares since the filing of Amendment No. 1 on behalf of Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

H.	Ramius

(a)
Ramius, as the sole member of each of Value and Opportunity Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 3,882,929 Shares owned by Value and Opportunity Master Fund, (ii) 133,775 Shares owned by Navigation Master Fund, (iii) 190,759 Shares owned by ROIL and (iv) 321,343 Shares owned by COIL.

Percentage: Approximately 7.6%.

(b)	1. Sole power to vote or direct vote: 4,528,806
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,528,806
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 41457P106

(c)
Ramius has not entered into any transactions in the Shares since the filing of Amendment No. 1.  The transactions in the Shares since the filing of Amendment No. 1 on behalf of Value and Opportunity Master Fund, Navigation Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

I.	Cowen

(a)
Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 3,882,929 Shares owned by Value and Opportunity Master Fund, (ii) 133,775 Shares owned by Navigation Master Fund, (iii) 190,759 Shares owned by ROIL and (iv) 321,343 Shares owned by COIL.

Percentage: Approximately 7.6%.

(b)	1. Sole power to vote or direct vote: 4,528,806
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,528,806
4. Shared power to dispose or direct the disposition: 0

(c)
Cowen has not entered into any transactions in the Shares since the filing of Amendment No. 1.  The transactions in the Shares since the filing of Amendment No. 1 on behalf of Value and Opportunity Master Fund, Navigation Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

J.	RCG Holdings

(a)
RCG Holdings, as a significant shareholder of Cowen, may be deemed the beneficial owner of the (i) 3,882,929 Shares owned by Value and Opportunity Master Fund, (ii) 133,775 Shares owned by Navigation Master Fund, (iii) 190,759 Shares owned by ROIL and (iv) 321,343 Shares owned by COIL.

Percentage: Approximately 7.6%.

(b)	1. Sole power to vote or direct vote: 4,528,806
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,528,806
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Holdings has not entered into any transactions in the Shares since the filing of Amendment No. 1.  The transactions in the Shares since the filing of Amendment No. 1 on behalf of Value and Opportunity Master Fund, Navigation Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

K.	C4S

(a)
C4S, as the managing member of RCG Holdings, may be deemed the beneficial owner of the (i) 3,882,929 Shares owned by Value and Opportunity Master Fund, (ii) 133,775 Shares owned by Navigation Master Fund, (iii) 190,759 Shares owned by ROIL and (iv) 321,343 Shares owned by COIL.

Percentage: Approximately 7.6%.

CUSIP NO. 41457P106

(b)	1. Sole power to vote or direct vote: 4,528,806
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,528,806
4. Shared power to dispose or direct the disposition: 0

(c)
C4S has not entered into any transactions in the Shares since the filing of Amendment No. 1.  The transactions in the Shares since the filing of Amendment No. 1 on behalf of Value and Opportunity Master Fund, Navigation Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

L.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owner of the (i) 3,882,929 Shares owned by Value and Opportunity Master Fund, (ii) 133,775 Shares owned by Navigation Master Fund, (iii) 190,759 Shares owned by ROIL and (iv) 321,343 Shares owned by COIL.

Percentage: Approximately 7.6%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,528,806
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,528,806

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares since the filing of Amendment No. 1.  The transactions in the Shares since the filing of Amendment No. 1 on behalf of Value and Opportunity Master Fund, Navigation Master Fund, ROIL and COIL are set forth on Schedule A and incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 14, 2010, the Ramius Group and the Issuer entered into a Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

CUSIP NO. 41457P106

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibit:

Exhibit 99.1
Settlement Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, Ramius Value and Opportunity Advisors LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon and Aviat Networks, Inc., dated September 14, 2010.

CUSIP NO. 41457P106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 2010

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:  Ramius Value and Opportunity Advisors LLC,
its investment manager

RAMIUS NAVIGATION MASTER FUND LTD
By:  Ramius Advisors, LLC,
its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By:  Ramius Advisors, LLC,
its investment advisor

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
By:  Ramius LLC,
its sole member

RAMIUS OPTIMUM INVESTMENTS LLC
By:  Ramius Advisors, LLC,
its managing member

COWEN OVERSEAS INVESTMENT LP
By:  Ramius Advisors, LLC,
its general partner

RAMIUS ADVISORS, LLC
By:  Ramius LLC,
its sole member

RAMIUS LLC
By:  Cowen Group, Inc.,
its sole member
COWEN GROUP, INC.

RCG HOLDINGS LLC
By:  C4S & Co., L.L.C.,
its managing member

C4S & CO., L.L.C.

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	Authorized Signatory

/s/ Owen S. Littman
OWEN S. LITTMAN
As attorney-in-fact for Jeffrey M. Solomon, Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 41457P106

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

58,800	3.8953	08/12/2010
33,675	3.9552	08/13/2010
20,025	4.0276	08/16/2010
30,150	3.9639	08/23/2010
26,100	3.8965	08/24/2010
56,250	3.8871	08/25/2010
(21,692)	4.1506	08/30/2010
(258)	4.1500	09/03/2010
(1,634)	4.1500	09/03/2010
(172)	3.9475	09/08/2010
(38,012)	3.9213	09/08/2010
(35,346)	3.9081	09/09/2010
(7,047)	3.8266	09/10/2010

COWEN OVERSEAS INVESTMENT LP

19,600	3.8953	08/12/2010
11,225	3.9552	08/13/2010
6,675	4.0276	08/16/2010
10,050	3.9639	08/23/2010
8,700	3.8965	08/24/2010
18,750	3.8871	08/25/2010
(1,795)	4.1506	08/30/2010
(21)	4.1500	09/03/2010
(133)	4.1500	09/03/2010
(14)	3.9475	09/08/2010
(3,094)	3.9213	09/08/2010
(2,877)	3.9081	09/09/2010
(573)	3.8266	09/10/2010

RAMIUS OPTIMUM INVESTMENTS LLC

(1,065)	4.1506	08/30/2010
(12)	4.1500	09/03/2010
(76)	4.1500	09/03/2010
(8)	3.9475	09/08/2010
(1,768)	3.9213	09/08/2010
(1,644)	3.9081	09/09/2010
(328)	3.8266	09/10/2010

CUSIP NO. 41457P106

RAMIUS NAVIGATION MASTER FUND LTD

(748)	4.1506	08/30/2010
(9)	4.1500	09/03/2010
(57)	4.1500	09/03/2010
(6)	3.9475	09/08/2010
(1,326)	3.9213	09/08/2010
(1,233)	3.9081	09/09/2010
(246)	3.8266	09/10/2010